UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

On January 22, 2025, Vertical Aerospace Ltd. (the “Company”) filed a preliminary prospectus supplement (the “Prospectus Supplement”) with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, in connection with a proposed offering by the Company of units, each constiting of: (i) one ordinary share of the Company, par value $0.001 per share; (ii) one-half of one Tranche A Warrant to purchase one ordinary share; and (iii) one-half of one Tranche B Warrant to purchase one ordinary share. A press release issued in connection with the Prospectus Supplement is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (including Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-275430) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release issued by Vertical Aerospace Ltd., dated January 22, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: January 22, 2025	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer